NEWS RELEASE

ELD No. 07-01

TSX: ELD  AMEX: EGO

January 15, 2007

Eldorado Gold Announces Increased Resources and Pre-Feasibility Study Results

for the Vila Nova Iron Ore Deposit, Brazil

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”)  is pleased to announce the results of the pre-feasibility study and preliminary economic analysis of the Vila Nova Iron Ore Project (the “Project”)  in Amapa State, Brazil.

Eldorado can earn into 50% of the Project by fully funding the first US$8 million of project capital, and then 50% of the capital requirements beyond the first US$8 million. Total capital for the Project  has been estimated at US$16.3 million.

The Project has received all necessary permits required for construction, and it is anticipated that the deforestation and mining licenses will be granted during the first half of 2007. The decision whether to proceed will be made during the first half of 2007.  The expected construction period will be approximately one year.

The pre-feasibility study (“Study”) was managed and prepared by Roberto Costa Engenharia Ltda. of Belo Horizonte, Brazil.  The Study was based on an expanded mineral resource for  the  Project.  The new mineral resource included the results of an additional 9 drill holes and extensive metallurgical test  work (material analysis).    The metallurgical testwork was done at Miguelao Technological Research Center, which is owned by Mineracoes Brasileiras Reunidas S.A. (a company controlled by CVRD ,  the world’s largest iron ore producer). The new data allowed most of the Projects mineral resources to be classified as Measured and Indicated resources (See Figure 1 and Table 1).

The Study used a conservative case for iron ore prices.  To generate the economic pit shell an average price of US$40/tonne of product was used which represents an approximate 27% discount to 2006 average prices for iron ore.  The economic analysis in the Study used US$55/tonne of product, approximately equal to 2006 prices. (Recently, CVRD has negotiated a price increase of 9.5% over 2006 prices for 2007.)  Sufficient mine engineering and metallurgical test work has been completed to permit declaration of Proven and Probable mineral reserves for the Project (Table 1).  The Company continues to receive expressions of interest from third parties to purchase future production and is in negotiation to access the local railroad and port facilities.

Resources and Reserves for the Vila Nova Iron Ore Project are presented in Table 1.

Table 1

	Tonnes (x1000)	Fe%	Strip Ratio
Measured & Indicated Resource	10,418	61.6	n/a
Inferred Resource	2,532	61.3	n/a
Proven & Probable Reserve ROM	5,253	62.3	4.3:1

87% of ROM ore is recovered and sold as lump ore and sinter fines following crushing, screening and concentration at the minesite.

Pre-Feasibility Economic Analysis (100% Basis)

Life of Mine

-

5 years

Initial Capex

-

US$16.3 million

Working Capital

-

US$1.1 million

Operating Cash Flow

-

US$109.1 million

Pre-Tax NPV (0% discount)

-

US$91.7 million

The maximum general corporate tax rate in Brazil is 34%.  However, Eldorado has significant tax loss credits from its São Bento operation and we are currently reviewing the availability of these credits  as a way to reduce the tax burden at Vila Nova Iron Ore.

As illustrated in Figure 2, the open pit bottoms in well defined indicated resources.  The thickness of the ore zone in the pit bottom averages 13 meters, with a maximum of 25 meters.  Eldorado is currently reviewing alternatives to increase the extraction of this resource, including the possibility of underground extraction utilizing a shallow ramp access.

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person under whose direction the mineral resources were estimated.  Roberto R. Costa, an independent mining engineer and principal of Roberto Costa Engenharia Ltda., directed the mine engineering and metallurgical testwork of the Project.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate the São Bento Mine, Kisladag Mine and Tanjianshan Mine. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and  FORM 40-F dated March 23, 2006 and technical reports filed under the Company’s name at www.sedar.com.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Vila Nova Iron Ore Project

Figure 1

Bacabal South Section 50N

100 RL
100 RL
50 RL
50 RL
0 RL
0 RL
-50 RL
-50 RL
34.3m@61.6%F
5.6m@62.6%Fe
13.5m@60.2%Fe
43.8m@62%Fe
VNI-03
VNI-01
VNI-41
Designed Pit Outline
-20
0
20
40
60
Meters

Vila Nova Iron Ore Project

Figure 2

Long Section

Lagos
Bacabal North
Bacabal South
200 RL
100 RL
0 RL
-100 RL
-200 RL
Designed Pit Outline
Fault
Vila Nova River
Fault
200 RL
100 RL
0 RL
-100 RL
-200 RL
Indicated Resource
Inferred Resource
Drill Holes
-50 0 50 100 150
Meters